

January 3, 2012

Mr. Benjamin Ward
President, Chief Executive Officer, and Director
Joshua Gold Resources Inc.
(f/k/a Bio-Carbon Systems International Inc.)
72 Birch Street East
Chapleau, Ontario, Canada
P0M 1K0

>**Re:** **Joshua Gold Resources Inc., f/k/a Bio-Carbon Systems International Inc.**
>**Form 10-K for Fiscal Year Ended**
>**December 31, 2010**
>**Filed April 15, 2011**
>**File No. 0-53809**

Dear Mr. Ward:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief

cc:     H. Grady Thrasher, IV
        Facsimile No. (404) 760-0225